Exhibit (a)(64)

Set forth below is the text of a letter sent to the Wall Street Journal on January 22, 2004. An edited version of this letter was published by the Wall Street Journal on January 26, 2004. Although PeopleSoft disclaims that this letter constitutes proxy soliciting material, the letter has been filed under Exchange Act Rule 14a-12 in the event that it is deemed to constitute proxy soliciting material. The “Important Additional Information” was not contained in the original letter or in the published version.

January 22, 2004

Editorial Board Chief
The Wall Street Journal
200 Liberty Street
New York, N.Y. 10281

Dear Editor:

Your January 19 editorial, “The Oracle of Antitrust,” ignores what we believe is the real antitrust story behind Oracle’s hostile takeover attempt.

In our view, Oracle, not the regulators, is working at “largo tempo” deliberately dragging its feet with regulators in order to try to inflict harm on PeopleSoft. Oracle has apparently delayed its response to the Department of Justice’s (DOJ) “second request” for information. Oracle also did not make its initial filing in Europe until October, more than four months after making its offer, and has failed to respond to subsequent inquiries from the European Commission (EC) to the point that the EC “stopped the clock,” further delaying the antitrust day of reckoning. Rather than trying to cooperate with the normal review process, we believe Oracle’s delays are consistent with its continuing attempts to damage PeopleSoft’s business.

The antitrust issues here are significant. In a number of important areas, including the supply of core human resource management and financial management software to large corporations and government agencies – PeopleSoft, SAP, and Oracle do stand alone. By reducing the number of competitors from three to two in a field characterized by substantial technical and financial barriers to entry, we believe the transaction would harm customers through higher prices and lower customer service, functionality and innovation. The large corporations and government agencies that purchase core human resource management and financial management software – those market participants who know best the likely impact of this transaction – are among its most vociferous opponents.

PeopleSoft’s Board, comprised of a majority of independent directors, and the Board’s special Transaction Committee, reviewed and rejected Oracle’s unsolicited offer as not in the best interests of PeopleSoft stockholders (first at Oracle’s $16.00 per share offer and then again at $19.50 per share). The Board believes that PeopleSoft’s track record of creating superior shareholder value speaks for itself. Over the last six months, PeopleSoft has demonstrated the Company’s ability to deliver on its plan even in the face of Oracle’s attempts to disrupt our business.

PeopleSoft’s stock has consistently traded above Oracle’s offer price. Neither our Board nor our shareholders believe that a $19.50 per share offer from Oracle is a “shareholder opportunity denied,” as witnessed by the underwhelming response to Oracle’s tender offer.

Your observation that the Justice Department is simply not capable of understanding the technology industry is also wrong – not to mention patronizing. There is nothing particularly difficult or different about the technology industry, or beyond the intellectual grasp of Justice Department officials.

As reported in the media, Larry Ellison’s strategy is to “essentially annihilate PeopleSoft, dumping its employees and products and merely keeping its customer list.” Ellison’s rhetoric, his low-ball offer, and failure to comply with the DOJ and EC, all support our contention that his goal all along has been – one way or another – to eliminate a competitor. No one wants Oracle’s apparent attempts to disrupt our business to end more than we do. We intend to continue to execute our plan to the benefit of our stockholders and customers.

Sincerely,

/s/ Craig A. Conway

Craig A. Conway
President and Chief Executive Officer

Important Additional Information

The Board of Directors of PeopleSoft (“Board of Directors”) will be soliciting proxies for use at the 2004 Annual Meeting of Stockholders, or at any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2004 Annual Meeting. PeopleSoft will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “2004 Proxy Statement”). Promptly after filing the definitive 2004 Proxy Statement with the SEC, PeopleSoft will mail the 2004 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. PeopleSoft has engaged Georgeson Shareholder Communications Inc. (“Georgeson”) to assist it in soliciting proxies from its stockholders. PeopleSoft has agreed to pay customary compensation to Georgeson for such services and to indemnify Georgeson and certain related persons against certain liabilities relating to or arising out of the engagement. Certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, may also solicit proxies, although no additional consideration will be paid in connection with any such solicitation. In addition, directors, officers and employees of PeopleSoft, may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding Oracle’s tender offer that contain information regarding members of the Board of Director’s and members of management’s potential interests in the tender offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of April 1, 2003 is contained in PeopleSoft’s proxy statement for its 2003 Annual Meeting of Stockholders, dated as of April 28, 2003 (the “2003 Proxy Statement”). PeopleSoft stockholders should read the Schedule 14D-9 and the 2004 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2004 Proxy Statement (when filed), the 2003 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.